UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Apollo Residential Mortgage Series A 8% pfd

(Name of Issuer)

Common Stock pfd

(Title of Class of Securities)

03763V201

(CUSIP Number)

International Value Advisers, LLC, 717 Fifth Avenue, 10th Floor, New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Value Advisers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 583,747
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 621,947
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,947
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12.	TYPE OF REPORTING PERSON (see instructions) Investment Adviser

CUSIP No. 000000000	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Apollo Residential Management

(b)	Address of Issuer’s Principal Executive Offices 9 West 57th Street New York, NY 10019

Item 2.

(a)	Name of Person Filing International Value Advisers, LLC

(b)	Address of the Principal Office or, if none, residence 717 Fifth Avenue, 10th Floor, New York, New York 10022

(c)	Citizenship Delaware

(d)	Title of Class of Securities Common Stock Pfd

(e)	CUSIP Number 03763V201

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 000000000	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 621,947

(b)	Percent of class: 9.01%

(c)	Number of shares as to which the person has: 00,000

	(i)	Sole power to vote or to direct the vote 583,747.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 621,947.

	(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The shares reported herein are held by various separately managed account clients (“Managed Accounts”) and certain funds (the “Funds”) under the management of International Value Advisers, LLC (“IVA”), an investment adviser registered under the Investment Advisers Act of 1940. IVA is deemed to be the beneficial of 621,947 shares representing 9.0% of the preferred stock outstanding held by the Managed Accounts and Funds. IVA Worldwide Fund, an investment company registered under the Investment Company Act of 1940, as amended, owns 399,222 representing 5.8% of the preferred stock outstanding. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares other than the Managed Accounts and Funds.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 000000000	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2016 Date

/s/ Shanda Scibilia Signature

Chief Compliance Officer Name/Title